UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Fiscal Year Ended December 31, 2007
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Transition Period from                      to
Commission File Number: 1-7959
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
(Full title of the plan)
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN

By:	/s/ Alan Schnaid

Alan Schnaid
Starwood Hotels & Resorts Worldwide, Inc. Benefits Committee Member

Date: June 26, 2008

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN
We have audited the accompanying statement of net assets available for benefits of Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) at December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the 2007 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
June 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan:
We have audited the accompanying statement of net assets available for benefits of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
New York, New York
June 26, 2007

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
Assets:
lnvestments	$665,578,366	$630,222,736

Receivables:
Participant contributions	1,199,442	1,077,615
Employer contributions	2,064,496	1,813,537
Accrued investment income	1,237,790	581,921

Total receivables	4,501,728	3,473,073

Total assets	670,080,094	633,695,809

Liabilities:
Excess contributions payable	1,406,708	1,295,283
Accrued expenses	57,525	534,838

Total liabilities	1,464,233	1,830,121

Net assets available for benefits at fair value	668,615,861	631,865,688

Adjustment from fair value to contract value for fully benefit responsive investment contract	5,982,345	1,490,766

Net assets available for benefits	$674,598,206	$633,356,454

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Dividends and interest	$25,229,092

Contributions:
Participants	64,325,922
Participant rollovers	3,679,463
Employer	27,560,341

Total contributions	95,565,726

Total additions	120,794,818

Deductions from net assets attributed to:
Benefits paid to participants	66,218,447
Net depreciation in fair value of investments	8,981,930
Corrective distribution of excess contributions	1,406,708
Investment and administrative expenses	4,112,755

Total deductions	80,719,840

Net increase in net assets before plan asset transfers	40,074,978
Assets transferred from other plans, net	1,166,774

Increase in net assets	41,241,752

Net assets available for benefits, beginning of year	633,356,454

Net assets available for benefits, end of year	$674,598,206

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(1)	Description of the Plan

The following description of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan summary for a more complete description of the Plan’s provisions.

Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Plan administered by the Starwood Benefits Committee (the “Plan Administrator”). The Plan was originally established effective April 1, 1997.

General

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pretax and matching employer contributions in accordance with Section 401(k) and 401(m) of the Internal Revenue Code (“IRC”). The Plan’s assets are held in trust pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”).

Eligibility

Company employees become eligible to participate in the Plan when they are at least 21 years of age and have completed a three-month period of service. The Company does not begin to match contributions until the participant has completed one year of service as defined by the Plan.

Contributions

Plan participants may elect to make pretax contributions as a percentage of compensation up to 18% of compensation, subject to Internal Revenue Service limitations. The Company makes a matching contribution in an amount equal to 100% of the initial pretax contributions up to 2% of eligible compensation and 50% of the pretax contributions between 2% and 4% of the participant’s eligible compensation. Participants direct the investment of their contributions and the Company’s matching into various investment options offered by the Plan.

Participants who are age 50 or older by the end of the applicable plan year and have contributed the maximum pretax contributions allowable by the Plan during the plan year may make an additional pretax catch-up contribution. The catch-up contribution was limited to $5,000 for 2007.

Corrective distributions of $1,406,708 and $1,295,283 for the Plan years ended December 31, 2007 and December 2006, respectively, are payments made to certain active participants to return to them excess deferral contributions. The return of excess contributions is required to satisfy the relevant nondiscrimination tests of the Plan for the year.

Vesting

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become 100% vested in the Company’s contributions and earnings thereon after three years of service.

Rollover contributions and distributions

Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the 60th day following the day on which the individual receives the distribution. Participants leaving the Plan may request rollover distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(1)	Description of the Plan (continued)

Participants’ accounts

Separate accounts are maintained with respect to Plan participants’ pretax contributions, employer matching contributions, and rollover contributions. Each participant’s account is credited with the appropriate contributions and allowance of investment earnings and losses and charged with Plan investment expenses. Allocations of Plan earnings/losses and expenses are based on the proportion of each participant’s account balance to the total of all account balances for each investment type.

Participant loans

Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the participant’s vested account balance. The maximum amount a participant may borrow is equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loan balance. A participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the participant’s principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate equal to the prime interest rate as of the first business day of the month when the loan was issued, plus 1%. For 2007 and 2006, the loan interest rate averaged 9.1% and 8.9%, respectively. Loans outstanding at December 31, 2007 and 2006, totaled $27,287,813 and $23,745,607, respectively.

Payment of benefits

Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump-sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than 20 years. Participants may also elect to defer distributions subject to certain conditions.

Withdrawals of a participant’s vested benefits are also permitted upon attainment of age 59-1/2 or, subject to Plan provisions, as a hardship distribution.

Forfeitures

Forfeitures of the nonvested Company contributions are applied to reduce future Company contributions. Unallocated forfeited nonvested accounts totaled $184,147 and $435,661 at December 31, 2007 and 2006, respectively. During 2007, forfeited nonvested accounts reduced Company contributions by $1,513,203.

Administrative expenses

Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2007, substantially all administrative expenses were paid by the Plan. Loan processing fees are deducted from the accounts of participants who have requested loans.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(1)	Description of the Plan (continued)

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement, and the trust thereunder, subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, participants become fully vested in the Company contributions. Additionally, any forfeitures that have not been used to reduce Company contributions to the Plan as of the termination will be credited pro rata to the accounts of all participants in accordance with Plan provisions.

(2)	Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets, liabilities and net assets and the reported amount of additions to and deductions from net assets. Actual results could differ from those estimates.

Concentration of credit risk and market risk

The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments

The Plan’s investments in mutual funds, Starwood common stock and money market funds are presented at fair value and fair value is determined by using quoted market prices from commercial quotation services as of the Plan year-end. Fair value of common collective trusts is determined by State Street based on the quoted market values of the underlying securities. Participant loans are valued at cost which approximates fair value.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(2)	Summary of significant accounting policies (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits paid to participants

Benefits paid to participants are recorded in the period in which they are paid.

Assets transferred from other plans, net

Assets transferred from or to other plans represent transfers of participant account balances whenever a participant changes employment between the Company and a nonaffiliate of Starwood who has elected to adopt the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as a mirror plan.

(3)	Investments

The following investments, along with their respective percentage of net assets available for benefits, represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2007		2006
State Street Bank and Trust Company Principal Accumulation Return Fund	$163,929,186	24%	$155,023,581	25%

Fidelity Diversified International Fund	102,105,684	15	80,212,887	13

State Street Bank and Trust Company S&P 500 Flagship Fund Series A	68,754,531	10	58,220,087	9

Starwood Hotels & Resorts Worldwide, Inc. Common Stock	60,254,328	9	86,068,662	14

Wells Fargo Advantage Capital Growth	49,846,215	7	—	—

Legg Mason Large Cap Growth Fund Class A	—	—	43,388,816	7

Legg Mason Aggressive Growth Fund Class A	*	*	34,031,052	5
*	Investment balance is less than 5% of the Plan's net assets.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(3)	Investments (continued)

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows for the year ended December 31:

2007
Common collective trusts	$9,311,798
Mutual funds	6,370,129
Starwood Hotels & Resorts Worldwide, Inc. Common Stock	(24,663,857)

$(8,981,930)

(4)	Tax status

The Plan received a favorable determination letter from the IRS dated October 8, 2003. The determination letter was applicable for amendments adopted by the Plan through January 8, 2002. Subsequent to this determination by the IRS, the Plan was further amended. Effective January 1, 2006, the Plan was restated to adopt all prior amendments to the Plan. Subsequent to the Plan restatement, the Plan was further amended. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2007.

(5)	Party-in-interest transactions

Certain Plan investments are held in funds managed by State Street and Legg Mason Investor Services, LLC, an affiliate of State Street; therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Starwood common stock, qualifying these transactions as party-in-interest transactions. Fees incurred by the Plan for the investment management services amounted to $285,500 for the year ended December 31, 2007.

The Company also charges the Trust for an allocation of certain administrative costs. The Company is the Trust sponsor; therefore, these transactions qualify as party-in-interest transactions. Total costs charged to the Trust were $289,865 for the year ended December 31, 2007.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(6)	Reconciliation of financial statements to Form 5500

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500:

	December 31,	December 31,
	2007	2006
Net assets available for benefits per financial statements	$674,598,206	$633,356,454
Amounts allocated to withdrawing participants	(628,033)	(395,723)
Adjustments from fair value to contract value for fully benefit-responsive investment contract	(5,982,345)	(1,490,766)

Net assets available for benefits per Form 5500	$667,987,828	$631,469,965

The following is a reconciliation of total investment income as reported in the financial statements for the year ended December 31, 2007 to Form 5500:

Total investment income per the financial statements	$16,247,162
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(5,982,345)
2006 adjustment from fair value to contract value for fully benefit-responsive investment contract	1,490,766

Total investment income per Form 5500	$11,755,583

The following is a reconciliation of benefits paid to participants as reported in the financial statements for the year ended December 31, 2007 to Form 5500:

Benefits paid to participants per the financial statements	$66,218,447
Amounts allocated to withdrawing participants at December 31, 2006	(395,723)
Amounts allocated to withdrawing participants at December 31, 2007	628,033

Benefits paid to participants per the Form 5500	$66,450,757

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
EIN #52-1193298
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of investment
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral,
lessor or similar party	par or maturity value	Current value
Money market funds
* State Street Short Term Investment Fund	871,308 units	$871,308

Common collective trusts

* State Street Bank and Trust Company Principal Accumulation Return Fund	13,280,477 units	163,929,186

* State Street Bank and Trust Company S&P 500 Flagship Fund Series A	1,336,362 units	68,754,531

* State Street Bank and Trust Company Age Based Inc Fund	264,610 units	2,942,694

* State Street Bank and Trust Company Age Based 2010 Fund	1,247,956 units	14,109,925

* State Street Bank and Trust Company Age Based 2020 Fund	2,549,130 units	29,415,580

* State Street Bank and Trust Company Age Based 2030 Fund	2,444,298 units	28,465,522

* State Street Bank and Trust Company Age Based 2040 Fund	1,115,870 units	13,083,080

Total common collective trusts		320,700,518

Mutual funds

* Legg Mason Aggressive Growth Fund Class A	564,922 units	31,441,478

PIMCO Total Return Admin. Fund	1,474,049 units	32,220,036

Dreyfus Premiere Structured Mid-Cap Fund	2,930,616 units	27,250,601

Veracity Small Cap Fund Value	82,551 units	739,342

John Hancock Classic Value	1,587,664 units	12,861,043

Wells Fargo Advantage Capital Growth	4,520,842 units	49,846,215

Fidelity Diversified International Fund	768,429 units	102,105,684

Total mutual funds		256,464,399

*Starwood Hotels & Resorts Worldwide, Inc. Common Stock	1,372,611 shares	60,254,328

Participant loans
	Secured by vested benefits; maturity dates through September 2023; interest rates 5.0% - 9.25%	27,287,813

Total Assets (held at end of year)		$665,578,366

*	Represents a party-in-interest

Note: Cost information has been excluded as all investments are participant-directed investments

EXHIBIT INDEX
The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit
Number	Description of Exhibit

23.1	Consent of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm